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                                    UNITED STATES                           OMB Number:                            3235-0058
                         SECURITIES AND EXCHANGE COMMISSION                 Expires:                         January 1, 2002
                               Washington, D.C. 20549                       Estimated average burden
                                                                            hours per response......................... 2.50
                                     FORM 12b-25                            SEC File Number: 1-14897
                             NOTIFICATION OF LATE FILING                    Cusip Number: 000788109
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(check one)    Form 10-K [X]   Form 20-F [ ]   Form 11-K [  ]  Form 10-Q [  ]   Form N-SAR [  ]
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         For period ended:   September 30, 2001
                            --------------------
         {  }     Transition Report on Form 10-K
         {  }     Transition Report on Form 20-F
         {  }     Transition Report on Form 11-K
         {  }     Transition Report on Form 10-Q
         {  }     Transition Report on Form N-SAR
         For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                             A.B. Watley Group Inc.
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Full Name of Registrant


Former Name if Applicable

                                 40 Wall Street
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Address of Principal Executive Office (street and number)

                            New York, New York 10005
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report


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or portion thereof, could not be filed within the prescribed time period.

The Registrant needs sufficient time to complete certain steps neccessary for the auditors to express an opinion on the Registrant's financial statements. These steps include evaluating the recent acquisition of certain of the assets of On-Site Trading, Inc. (the "Acquisition") and the impact of the Acquisition on the Registrant's consolidated financial position.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Joel I. Frank                   (212)           836-4920
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         Name                          (Area Code)      Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         -------------------------------------------

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             A.B. Watley Group Inc.
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 27, 2001       By:        /s/ Joseph M. Ramos
                                         -----------------------
                                         Joseph M. Ramos
                                         Executive Vice President and Chief
                                         Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)
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